Filed by Sierra Pacific Resources
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 13e-4(c) under the Securities Act of 1934

Subject Company: Sierra Pacific Resources
Commission File No. 001 — 08788

Sierra Pacific Resources
Registration Statement on Form S-4
Registration No. 333-124083

The following press release was issued on May 19, 2005 by Sierra Pacific Resources:

Media Contact: Andrea Smith
May 19, 2005	702-367-5843
Analyst Contact: Britta Carlson
702-367-5624

Sierra Pacific Resources Announces Results of Exchange Offer for its Outstanding PIES

     Reno, Nevada— Sierra Pacific Resources (NYSE: SRP) announced today the final results of its offer to exchange up to 4,704,350 of its Premium Income Equity Securities (“PIES”) in the form of Corporate PIES (the “Old PIES”) for a like amount of new PIES in the form of Corporate PIES to be issued upon completion of the exchange offer. Additionally, Sierra Pacific Resources will pay an exchange fee of $0.125 in cash for each of the Old PIES tendered in the exchange offer. The exchange offer expired at 5:00 P.M., New York City time (EDT), on May 18, 2005.

     Sierra Pacific Resources has been advised by the exchange agent that 1,982,822 Old PIES, or about 41% of the 4,804,350 issued and outstanding Old PIES, had been tendered as of the expiration of the exchange offer, all of which were accepted for exchange by Sierra Pacific Resources. Approximately 2,821,528 Old PIES will remain outstanding after the exchange offer.

     The exchange fee for the accepted Old PIES will be delivered promptly to tendering holders by the information agent.

     Merrill Lynch, Pierce, Fenner & Smith Incorporated and Lehman Brothers Inc. are the dealer managers for the exchange offer. Morrow & Co., Inc. acted as the information agent for the exchange offer. The Bank of New York is the exchange agent for the exchange offer.

     Headquartered in Nevada, Sierra Pacific Resources is a holding company whose principal subsidiaries are Nevada Power Company, the electric utility for most of southern Nevada, and Sierra Pacific Power Company, the electric utility for most of northern Nevada and the Lake Tahoe area of California. Sierra Pacific Power Company also distributes natural gas in the Reno-Sparks area of northern Nevada.

     “Premium Income Equity Securities” and “PIES” are service marks owned by Lehman Brothers Inc.

This press release shall not constitute an offer to exchange, sell, or the solicitation of an offer to exchange or buy, the securities of Sierra Pacific Resources, nor shall there be any offer, exchange, solicitation or sale of any securities of Sierra Pacific Resources in any state in which such offer, exchange, solicitation or sale would be unlawful prior to the registration or qualification under the securities law of any such state or jurisdiction.

Certain matters in this press release are forward-looking statements regarding the timing of the exchange offer. Cautionary statements regarding the future performance of Sierra Pacific Resources are contained in its Quarterly Report on Form 10- Q for the period ended March 31, 2005, filed with the SEC.

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